Exhibit 99.1
DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the rights of our common stock and preferred stock and related provisions of our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which are filed as exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2010.
Common Stock
The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. If we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock
Under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the articles of amendment to the articles of incorporation relating to that series. Our board of directors has the discretion to fix the number of shares of any such series and the designation thereof and to fix and amend the powers, preferences and rights, and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of preferred stock, including the voting rights, dividend rights, dividend rate, conversion rights, rights and terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences of any such series. Our board of directors has authority to decrease the number of shares of any series of preferred stock that is outstanding, but not below the number of shares of any such series then outstanding. In addition, any such reduction is subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the articles of incorporation or the board resolution originally fixing the number of shares of such series.
The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights, preferences and privileges attached to that series of preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.
Warrants
As of December 31, 2013, we had warrants outstanding to purchase up to an aggregate of 609,016 shares of our common stock, as follows:

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A warrant that we assumed in connection with our acquisition of nura, inc. on August 11, 2006 to purchase up to 11,539 shares of our common stock with an exercise price of $9.13 per share. This warrant will terminate upon the earlier of (a) April 26, 2015 and (b) certain acquisitions of us as described in the warrant.

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Warrants issued on March 29, 2007 to purchase up to an aggregate of 197,478 shares of our common stock with an exercise price of $12.25 per share. Unless we extend the termination date of these warrants, they will terminate on the earlier of (a) a change of control as defined in the warrants and (b) March 29, 2014.

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Three warrants issued on October 21, 2010, each to purchase up to 133,333 shares of our common stock, with exercise prices of $20.00, $30.00 and $40.00 per share, respectively. These warrants will terminate on October 21, 2015.

Registration Rights
As of Dec. 31, 2013, certain of our directors and officers, or their permitted transferees, holding up to an aggregate of 1,728,201 shares of our common stock, are entitled under certain circumstances to rights with respect to the registration of offer and sale of these shares under the Securities Act of 1933, as amended. These rights are provided pursuant to the terms of an amended and restated investors’ rights agreement between us and these directors and officers. Holders of up to an aggregate of 252,921 of these shares, or their permitted transferees, are entitled to demand registration rights, short-form registration rights and piggyback registration rights. Holders of up to the remaining 1,475,280 shares, or their permitted transferees, are only entitled to piggyback registration rights. These registration rights have been waived with respect to any registration statement that we file, the principal purpose of which is to offer securities for our own account in order to provide us with financing. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.
Demand Registration Rights
We will be required, upon the written request of the holders of at least 30% of our shares of common stock issued upon conversion of our convertible preferred stock, to use our best efforts to register the offer and sale of all or a portion of these shares. The demand registration rights are subject to customary limitations, and we are required to effect only one demand registration pursuant to the amended and restated investors’ rights agreement.
Short-Form Registration Rights
If we are eligible to file a registration statement on Form S-3, we will be required, upon the written request of the holders of at least 20% of these shares of our common stock, to have the offer and sale of such shares registered by us at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $2.5 million (net of any underwriters’ discounts or commissions) and we have not already effected one short-form registration in the preceding twelve-month period.
Piggyback Registration Rights
If we register the offer and sale of any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. To the extent the holders of these rights have shares included in an underwritten offering, we and the underwriters may, subject to certain exceptions, limit the number of shares included in the offering if the underwriters determine that including such shares would adversely affect the offering.
Anti-Takeover Effects of Washington Law and our Articles of Incorporation and Bylaws
Certain provisions of Washington law, our articles of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Washington Anti-Takeover Statute
Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. With limited exceptions, the target corporation may not engage in significant business transactions for a period of five years after the share acquisition by an acquiring person, unless (a) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (b) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. Significant business transactions include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	a termination of five percent or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares of the target corporation; or

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder.
After the five-year period, a significant business transaction may occur, as long as it complies with fair price provisions specified in Chapter 23B.19 or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.
Amendment of Bylaws
Our articles of incorporation and bylaws provide that shareholders can amend or repeal our bylaws only upon the affirmative vote of the holders of our voting stock.
Undesignated Preferred Stock
As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.
Limits on Ability of Shareholders to Act by Written Consent or Call a Special Meeting
Washington law limits the ability of shareholders of public companies from acting by written consent by requiring unanimous written consent for a shareholder action to be effective. This limit on the ability of our shareholders to act by less than unanimous written consent may lengthen the amount of time required to take shareholder actions. As a result, a holder controlling a majority of our capital stock who is unable to obtain unanimous written consent from all of our shareholders would not be able to amend our bylaws or remove directors without holding a shareholders meeting.
In addition, our articles of incorporation provide that, unless otherwise required by law, special meetings of the shareholders may be called only by the chairman of the board, the chief executive officer, the president, or the board of directors acting pursuant to a resolution adopted by a majority of the board members. A shareholder may not call a special meeting, which may delay the ability of our shareholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Shareholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the shareholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.
Board Vacancies Filled Only by Directors Then in Office
Only our board of directors may determine the number of directors on our board and fix such number by resolution from time to time. Our articles of incorporation provide that vacancies and newly created seats on our board of directors may only be filled by the majority vote of the remaining members of our board of directors. The inability of our shareholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions may promote a continuity of existing management.
Directors May be Removed Only for Cause
Our directors may be removed only for cause by the affirmative vote of the holders of our voting stock at a meeting of shareholders called for such purpose.
Board Classification
Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our shareholders. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors.
No Cumulative Voting
Our articles of incorporation provide that shareholders are not entitled to cumulate votes in the election of directors.